UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-39339

HiTek Global Inc.

(Translation of registrant’s name into English)

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amendment to Prospectus Supplement and Sales Agreement To Increase Amount Offered under Sales Agreement for At The Market Offering Program

As previously disclosed, on October 8, 2025, Hitek Global Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”) entered into a sales agreement (the “Original Sales Agreement”) with AC Sunshine Securities LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, up to 15,075,376 Class A ordinary shares of the Company, par value $0.0001 per share (the “Class A Ordinary Shares”) having an aggregate offering price of up to Thirty Million Dollars ($30,000,000). On November 21, 2025, we entered into that certain Amendment No. 1 to Sales Agreement (the “Sales Agreement Amendment,” and collectively with the Original Sales Agreement, the “ATM Agreement”). The Sales Agreement Amendment increases the aggregate offering price from up to $30,000,000 of Class A Ordinary Shares to $100,000,000 of Class A Ordinary Shares; decreases the compensation of the Sales Agent for sales of Class A Ordinary Shares pursuant to the ATM Agreement from 3.5% of the gross proceeds to a commission rate of 3.0% of the gross proceeds; and added a term of 6 months after which time the Sales Agreement will terminate, unless terminated sooner or extended pursuant as provided therein.

Under the ATM Agreement, the Offered Securities will be offered and sold pursuant to a base prospectus, dated May 16, 2024 and a prospectus supplement, dated October 9, 2025 (as amended, the “Prospectus Supplement”), as amended by an amendment no. 1, dated November 24, 2025 (“Amendment”), that forms a part of the Company’s shelf registration statement on Form F-3, as amended (File No. 333-279459) (the “Registration Statement”), which Registration Statement was declared effective by the Securities and Exchange Commission on May 29, 2024. The Prospectus Supplement originally permitted the Company, through the Sales Agent, to offer and sell shares of Class A Ordinary Shares having an aggregate offering price of up to $4,003,458. The Amendment amends the Prospectus Supplement to increase the amount of shares the Company may offer and sell through the Sales Agent pursuant to the Sales Agreement to $100,000,000 or 59,523,809 Class A Ordinary Shares (the “Offered Securities”), calculated based on the closing price of Class A Ordinary Shares of $1.68 per Class A Ordinary Share as reported on the Nasdaq Capital Market on November 21, 2025. No shares were sold pursuant to the Sales Agreement as of the date of the Amendment.

The foregoing summary of the Sales Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is attached as an exhibit to this Form 6-K and incorporated by reference herein. The foregoing summary of the Original Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is attached as Exhibit 10.1 to the Form 6-K filed with the U.S. Securities and Exchange Commission on October 9, 2025 and incorporated by reference herein. A copy of the opinion of Maples and Calder (Cayman) LLP, as Cayman Islands counsel to the Company, regarding the legality of the issuance and allotment of the Class A Ordinary Shares underlying the Offered Securities under the Sales Agreement and Amendment is attached hereto as Exhibit 5.1 and is incorporated by reference herein.

The Sales Agent and its affiliates have engaged, and may in the future engage, in commercial and investment banking transactions with the Company in the ordinary course of their businesses. They have received, and expect to receive, customary compensation and expense reimbursement for these commercial and investment banking transactions.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Offered Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Incorporation By Reference

This report on Form 6-K (“Report”) shall be deemed to be incorporated by reference into: (i) the Registration Statement; (ii) the registration statement on Form F-3 (File No. 333-281723) of the Company; (iii) the registration statement on Form S-8 (File No. 333-289245) of the Company, each filed with the U.S. Securities and Exchange Commission on, respectively, May 16, 2024, August 22, 2024, and August 5, 2025 (collectively, and as amended from time to time, the “Registration Statements”), and into each prospectus or prospectus supplement outstanding under the Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may generally be identified by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “plan” and “will” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, these statements are not guarantees of future performance and actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by the Company in this Form 6-K, its reports filed with the Securities and Exchange Commission (the “SEC”) and other public statements made from time-to-time speak only as of the date made. New risks and uncertainties come up from time to time, and it is impossible for the Company to predict or identify all such events or how they may affect it. The Company has no obligation, and does not intend, to update any forward-looking statements after the date hereof, except as required by federal securities laws. Factors that could cause these differences include, but are not limited to those included it the Company’s Annual Reports on Form 20-F and other reports filed by the Company with the SEC. These statements constitute the Company’s cautionary statements under the Private Securities Litigation Reform Act of 1995.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
5.1	Opinion of Maples and Calder (Cayman) LLP, Cayman Islands counsel to the Company
10.1	Amendment No. 1 to the Sales Agreement, dated November 21, 2025, by and between the Company and the Sales Agent
23.1	Consent of Maples and Calder (Cayman) LLP, Cayman Islands counsel to the Company (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2025

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Xiaoyang Huang
Chief Executive Officer
(Principal Executive Officer)

4